Pricing Sheet No. 2012-MTNDG0183 dated February 28, 2012 relating to
Offering Summary No. 2012-MTNDG0183 dated January 30, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
2,405,000 Trigger Jump Securities Based on the S&P 500® Index due February 25, 2015
PRICING TERMS – FEBRUARY 28, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of the securities, and possibly zero.

Aggregate principal amount:	$24,050,000
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Underwriting fee and issue price” below)
Pricing date:	February 28, 2012
Original issue date:	March 2, 2012
Maturity date:	February 25, 2015
Underlying index:	S&P 500® Index
Payment at maturity per security:
If the final index value is greater than the initial index value,
$10 + the greater of (i) the upside payment and (ii) $10 x the index return percentage
If the final index value is less than or equal to the initial index value but greater than the trigger value,
$10
If the final index value is less than or equal to the trigger value,
$10 x the index performance factor
This amount will be less than or equal to $6.50 and could be zero.  There is no minimum payment at maturity on the securities.

Upside payment:	$2.30 per security (23% of the stated principal amount)
Index return percentage:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Initial index value:	1,372.18, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	February 20, 2015, subject to postponement for non-index business days and certain market disruption events.
Trigger value:	891.917, 65% of the initial index value
CUSIP:	17317U220
ISIN:	US17317U2208
Listing:	The securities will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$10.00	$0.30	$9.70
Total	$24,050,000.00	$721,500.00	$23,328,500.00
(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.90 per security. Please see “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.30 from Citigroup Funding Inc. for each security sold in this offering.  From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.30, subject to volume purchase discounts, for each security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary describing the offering and the preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on January 30, 2012: http://www.sec.gov/Archives/edgar/data/1318281/000095010312000418/dp28277_fwp.htm
Preliminary Pricing Supplement filed on January 30, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312000413/dp28276_424b2-red.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407